Exhibit 12.1

TTM TECHNOLOGIES, INC.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	January 1, 2018	January 2, 2017	December 28, 2015	December 29, 2014	December 30, 2013
	(In thousands)
Fixed Charges:
Interest expense	$53,898	$76,008	$59,753	$23,830	$24,031
Interest capitalized	1,494	1,876	888	551	1,125
Estimated interest within rental expense	5,555	3,443	2,454	1,244	1,121

Total Fixed Charges	60,947	81,327	63,095	25,625	26,277

Earnings:
Net income (loss)	124,727	35,575	(25,618)	14,693	23,893
Fixed charges per above	60,947	81,327	63,095	25,625	26,277
Income tax provision	15,231	31,427	34,594	7,598	15,879
Less: capitalized interest	(1,494)	(1,876)	(888)	(551)	(1,125)
Amortization of interest capitalized	795	641	391	316	325

Total earnings	200,206	147,094	71,574	47,681	65,249

Ratio of fixed charges	3.3x	1.8x	1.1x	1.9x	2.5x